IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD CONFIRMS RAMP-UP OF MINING OPERATIONS AT SOUTHERN PITS OF ROSEBEL GOLD MINES

Toronto, Ontario, October 3, 2019 – IAMGOLD Corporation ("IAMGOLD" or the "Company") confirms that it continues ramp-up activities at its southern pits at its Rosebel Gold Mine ("Rosebel") in Suriname. In response to recent media reports, the Company reports that there was no blockade at Rosebel.

We reiterate that our 2019 guidance for Rosebel remains conservative, incorporating several scenarios, including cases with no production from the southern pits and Saramacca.

We continue to work closely with, and have the full support of, the local community, the union and the highest levels of the government. We remain confident regarding our original ramp-up timeline for the southern pits.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com